UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Date of Report: May 2023

Commission File Number: 001-39368

MAXEON SOLAR TECHNOLOGIES, LTD.

(Exact Name of registrant as specified in its charter)

8 Marina Boulevard #05-02

Marina Bay Financial Centre

018981, Singapore

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Introductory Note

On May 16, 2023, Maxeon Solar Technologies, Inc. (“Maxeon”) issued a press release relating to the commencement of an underwritten public offering of ordinary shares (the “Offering”), which is attached hereto as Exhibit 99.1.

Expansion of IBC Manufacturing Capacity

In connection with this offering, Maxeon announced a plan to add approximately 500 MW of incremental cell manufacturing capacity for its Maxeon 7 IBC panels, which is expected to increase its IBC manufacturing capacity by approximately 50%. Maxeon 7 panels are expected to be the world’s most efficient solar panels at approximately 24% module efficiency.

The expansion would utilize one of Maxeon’s previously closed facilities in the Philippines, with module-assembly to occur at other existing Maxeon facilities. The revitalized facility will be designated as Maxeon’s “Fab5” facility and is located in close proximity to its Fab4 site, which currently hosts the Maxeon 7 pilot line. Maxeon expects to begin ramping up volume at the Fab5 site in the second half of 2024. Maxeon anticipates using this incremental volume to focus on expanding its market share in its core DG markets, including expanding supply volume into its new U.S. residential channel where Maxeon currently sees the highest global average selling prices. Maxeon also anticipates that the additional capacity will allow it to increase IBC volume in its European channel and rebalance the mix of Maxeon and Performance line sales.

Maxeon estimates total capital expenditures for the planned IBC manufacturing capacity expansion to be approximately $200 million, of which approximately $50 million related to preparation of the facility and other long-lead time items had already been included in its prior guidance of 2023 capital expenditures. Assuming completion of the Offering and a concurrent private placement of ordinary shares with an affiliate of TCL Zhonghuan Renewable Energy Technology Co., Ltd., Maxeon currently expects total capital expenditures for fiscal year 2023 to range from $150 million to $170 million, of which approximately $100 million relates to this project. Maxeon anticipates that approximately $100 million of capital expenditures will be required beyond fiscal year 2023 to complete this project. Maxeon expects to fund the total expenditures with the net proceeds that it receives in the Offering and the concurrent private placement, existing cash and cash generated from operations.

New IRS Guidance Regarding Inflation Reduction Act Domestic Content Bonus Requirements

On May 12, 2023, the Internal Revenue Service released guidance that provides information about the intended interpretation of the domestic content bonus under the Inflation Reduction Act (“IRA”) for clean energy projects and facilities that meet domestic sourcing standards. The IRA provided for a 10-year extension of the Section 48 Investment Tax Credit (“ITC”) and restored the applicability to solar projects of the Section 45 Production Tax Credit (“PTC”). Taxpayers seeking to claim either credit can qualify for a bonus amount if the steel, iron and manufactured products used in their projects meet minimum domestic content thresholds.

For taxpayers using the ITC, eligibility for the domestic content bonus would increase the credit by ten percentage points – in most cases from 30% to 40% of the cost of qualifying energy property. The per-unit-of-output credit earned by taxpayers using the PTC would increase by 10% (not ten percentage points) as a result of becoming eligible for the domestic content bonus.

The IRS guidance is supportive of Maxeon’s announced plans to deploy a multi-GW cell and module factory in the United States to manufacture solar products for both the DG and utility-scale power plant markets. Maxeon is currently evaluating this guidance, which provides guidelines for how the solar products Maxeon will produce help its customers qualify for the domestic content bonus in the ITC and PTC and prescribes requirements for certain recordkeeping and certification.

Incorporation by Reference

The information contained in this report is hereby incorporated by reference into Maxeon’s registration statements on Form F-3 (File No. 333-271971), Form F-3 (File No. 333-265253), Form F-3 (File No. 333-268309), and Form S-8 (File No. 333-241709), each filed with the Securities and Exchange Commission.

EXHIBIT INDEX

Exhibit	Title

99.1	Press Release dated May 16, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAXEON SOLAR TECHNOLOGIES, LTD. (Registrant)

May 16, 2023	By:	/s/ Kai Strohbecke
Kai Strohbecke
Chief Financial Officer